UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

MorphoSys AG

(Name of Subject Company)

MorphoSys AG

(Name of Persons Filing Statement)

Ordinary Shares, no par value

(Title of Class of Securities)

617760202

(CUSIP Number of Class of Securities)

Charlotte Lohmann

Member of the Executive Committee, Chief Legal and Human Resources Officer

Semmelweisstrasse 7

82152 Planegg

Germany

+49 89-89927-0

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Graham Robinson

Faiz Ahmad

Jan Bauer

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments and supplements thereto, this “Schedule 14D-9”) relates to the voluntary public cash takeover offer (the “Offer”) by Novartis BidCo AG (formerly known as Novartis data42 AG) (the “Bidder”), a wholly owned subsidiary of Novartis AG (“Novartis”), for all of the outstanding no-par value bearer shares of MorphoSys AG (“MorphoSys”), to be commenced pursuant to the Business Combination Agreement, dated February 5, 2024, among MorphoSys, Novartis and the Bidder. In connection with the Offer, the management board (Vorstand) of MorphoSys and the supervisory board (Aufsichtsrat) of MorphoSys have prepared a joint reasoned statement (gemeinsame begründete Stellungnahme) on the Offer (the “Joint Reasoned Statement”) in accordance with the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Joint Reasoned Statement. All the information set forth in the Joint Reasoned Statement, attached hereto as Exhibit (a)(2), including the schedules thereto, is incorporated by reference herein in response to Items 1 through 8 of this Schedule 14D-9, and is supplemented by the information specifically provided in this Schedule 14D-9.

Item 1. Subject Company Information

The information contained in Sections 3.1 and 3.2 of the Joint Reasoned Statement is incorporated herein by reference.

Item 2. Identity and Background of Filing Person

The filing person is the subject company, MorphoSys AG. The business address and telephone number of the filing person are set forth in Section 3.1 of the Joint Reasoned Statement and incorporated herein by reference.

The information contained in Sections 1.1, 4, and 5 of the Joint Reasoned Statement is incorporated herein by reference.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

The information contained in Sections 10.2 and 13 of the Joint Reasoned Statement is incorporated herein by reference.

Item 4. The Solicitation or Recommendation

The information contained in Sections 6, 10.1, 14 and 15 of the Joint Reasoned Statement is incorporated herein by reference.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

The information contained in Section 11 of the Joint Reasoned Statement is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company

The information contained in Sections 10.2 and 13 of the Joint Reasoned Statement is incorporated herein by reference.

Item 7. Purposes of the Transactions and Plans or Proposals

The information contained in Section 12 of the Joint Reasoned Statement is incorporated herein by reference.

Item 8. Additional Information

The summaries of the Business Combination Agreement, the Support Arrangement, the employment agreements with Jean-Paul Kress, M.D. and Lucinda Crabtree, Ph.D., and the Exclusivity Agreement and Confidentiality

Agreement contained in the Joint Reasoned Statement are incorporated herein by reference and do not purport to be complete. The summaries of the Business Combination Agreement, the Support Arrangement, the Confidentiality Agreement, and the employment agreements with Jean-Paul Kress, M.D. and Lucinda Crabtree, Ph.D. are qualified in their entirety by reference to the full text of such agreements, which are attached or incorporated by reference hereto as Exhibits (e)(1), (e)(2), (e)(3), (e)(10), (e)(11) and (e)(12), respectively.

The information contained in the Joint Reasoned Statement is incorporated herein by reference in its entirety.

Forward Looking Statements

This Schedule 14D-9 contains certain forward-looking statements concerning MorphoSys, the Bidder and the takeover of MorphoSys by the Bidder contemplated by the Offer (the “Takeover”) that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “goal,” “may,” “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. In this Schedule 14D-9, MorphoSys’ forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the Takeover; statements about the expected timetable for the consummation of the Takeover; MorphoSys’ plans, objectives, expectations and intentions; and statements about the financial condition, results of operations and business of MorphoSys and Novartis.

The forward-looking statements contained in this Schedule 14D-9 represent the judgment of MorphoSys as of the date of this Schedule 14D-9 and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the Takeover; uncertainties as to how many of MorphoSys Shareholders (as defined in the Joint Reasoned Statement) will tender their MorphoSys Shares (as defined in the Joint Reasoned Statement) in the Offer; the possibility that competing offers will be made; the possibility that various conditions for the Offer may not be satisfied or waived; the effects of the Takeover on relationships with employees, other business partners or governmental entities; that the Bidder and Novartis may not realize the potential benefits of the Takeover; transaction costs associated with the Takeover; that MorphoSys’ expectations may be incorrect; the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements; MorphoSys’ reliance on collaborations with third parties; estimating the commercial potential of MorphoSys’ development programs; and other risks indicated in the risk factors included in MorphoSys’ filings with the U.S. Securities and Exchange Commission (the “SEC”), including MorphoSys’ Annual Report on Form 20-F, as well as this Schedule 14D-9 and the tender offer statement on Schedule TO (the “Schedule TO”) and related Offer documents filed by Novartis on April 11, 2024. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this Schedule 14D-9. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this Schedule 14D-9 to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

Item 9. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer Document, dated April 11, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Suggested Letter to Clients for use by custodian banks for shares held through the Clearstream Banking AG booking system, including the Declaration of Acceptance (English version of document prepared in English and German) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADS Letter) (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Suggested Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADS Letter) (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Text of Summary Advertisement as published in The New York Times (U.S. Edition) on April 11, 2024 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(H)	Form W-9 and Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).

(a)(1)(I)	Technical Guidelines for the Settlement (English translation (except for German version of Suggested Letter to Clients and Declaration of Acceptance) of document prepared in German only (except for English version of Suggested Letter to Clients and Declaration of Acceptance)) (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO).

(a)(1)(J)	Power of Attorney for Novartis AG, dated November 23, 2019 (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO).

(a)(2)*	Joint Reasoned Statement of the Management Board and the Supervisory Board of MorphoSys, dated April 11, 2024.

(a)(5)(A)	Press Release, dated February 5, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by MorphoSys with the SEC on February 5, 2024).

(a)(5)(B)	Ad Hoc Announcement (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by MorphoSys with the SEC on February 5, 2024).

(a)(5)(C)	All Colleague Email (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by MorphoSys with the SEC on February 5, 2024).

(a)(5)(D)	MorphoSys Employee FAQ (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by MorphoSys with the SEC on February 6, 2024).

(a)(5)(E)	Email to MorphoSys Senior Leadership (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C. filed by MorphoSys with the SEC on February 6, 2024).

(a)(5)(F)	Employee One Pager (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by MorphoSys with the SEC on February 6, 2024).

(a)(5)(G)	Intranet Microsite (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed by MorphoSys with the SEC on February 6, 2024).

(a)(5)(H)	Partner Letter (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9C filed by MorphoSys with the SEC on February 6, 2024).

(a)(5)(I)	Investor & Analyst Conference Call Presentation (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9C filed by MorphoSys with the SEC on February 6, 2024).

(a)(5)(J)	Social Media Post on LinkedIn and X (incorporated by reference to Exhibit 99.7 to the Schedule 14D-9C filed by MorphoSys with the SEC on February 6, 2024).

(a)(5)(K)	MorphoSys.com Investors Webpage (incorporated by reference to Exhibit 99.8 to the Schedule 14D-9C filed by MorphoSys with the SEC on February 6, 2024).

(a)(5)(L)	Letter from Novartis to MorphoSys Employees (incorporated by reference to Exhibit 99.9 to the Schedule 14D-9C filed by MorphoSys with the SEC on February 6, 2024).

(a)(5)(M)	Investor & Analyst Conference Call Transcript (incorporated by reference to Exhibit 99.10 to the Schedule 14D-9C filed by MorphoSys with the SEC on February 6, 2024).

(a)(5)(N)	Email sent by MorphoSys regarding STAT News Article (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by MorphoSys with the SEC on February 7, 2024).

(a)(5)(O)	LinkedIn Post by MorphoSys CEO Jean-Paul Kress, M.D. (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by MorphoSys with the SEC on February 12, 2024).

(a)(5)(P)	Press Release, dated March 13, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by MorphoSys with the SEC on March 13, 2024).

(a)(5)(Q)	Social Media Posts on LinkedIn and X (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by MorphoSys with theSEC on March 13, 2024).

(a)(5)(R)	Investor Corporate Overview Presentation (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by MorphoSys with the SEC on March 13, 2024).

(a)(5)(S)	Letter to Shareholders from MorphoSys 2023 Annual Report (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed by MorphoSys with the SEC on March 13, 2024).

(a)(5)(T)	Email Message from CEO Jean-Paul Kress, M.D., to All MorphoSys Employees Regarding

Q4/FY 2023 Financial Results (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by MorphoSys with the SEC on March 14, 2024).

(a)(5)(U)	March 14, 2024 Investor & Analyst Conference Call Presentation (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by MorphoSys with the SEC on March 14, 2024).

(a)(5)(V)	March 14, 2024 Investor & Analyst Conference Call Transcript (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by MorphoSys with the SEC on March 15, 2024).

(a)(5)(W)	Press Release, dated March 22, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by MorphoSys with the SEC on March 22, 2024).

(a)(5)(X)*	Press Release, dated April 11, 2024.

(a)(5)(Y)*	Social Media Post on LinkedIn and X.

(a)(5)(Z)*	LinkedIn Post by MorphoSys CEO Jean-Paul Kress, M.D.

(a)(5)(AA)*	MorphoSys.com Investors Webpage Update.

(a)(5)(AB)*	Letter from MorphoSys CEO Jean-Paul Kress, M.D. to Shareholders.

(a)(5)(AC)*	Email Message from CEO Jean-Paul Kress, M.D., to All MorphoSys Employees Regarding the Novartis Acquisition Process.

(a)(5)(AD)*	Intranet Microsite Update.

(a)(5)(AE)*	Opinion of Centerview Partners LLC, dated April 11, 2024.

(e)(1)	Business Combination Agreement, dated February 5, 2024, among MorphoSys AG, Novartis AG and Novartis BidCo AG (formerly Novartis data24 AG) (incorporated by reference to Exhibit 99.3 to the Form 6-K filed by MorphoSys with the SEC on February 7, 2024).

(e)(2)	Support Arrangement, dated February 5, 2024, by and between Novartis AG, Novartis BidCo AG (formerly Novartis data24 AG) and MorphoSys AG (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Confidentiality Agreement, dated November 27, 2023, by and between MorphoSys AG and Novartis Pharma AG (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)*	Performance Share Unit Program 2021 (April).

(e)(5)*	Performance Share Unit Program 2022 (June).

(e)(6)*	Performance Share Unit Program 2023 (April).

(e)(7)*	Performance Share Unit Program 2023 (October).

(e)(8)*	Performance Share Unit Program 2024 (January).

(e)(9)	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Form 20-F filed by MorphoSys with the SEC on March 13, 2024).

(e)(10)*	Amended and Restated Service Agreement, effective December 30, 2023, between MorphoSys AG and Jean-Paul Kress.

(e)(11)*	Service Agreement, effective August 8, 2023, between MorphoSys AG and Lucinda Crabtree.

(e)(12)*	Amendment Agreement, dated November 13, 2023, to Service Agreement, effective August 8, 2023, between MorphoSys AG and Lucinda Crabtree.

*	Filed Herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MorphoSys AG
(Registrant)
Dated: April 11, 2024

	By:	/s/ Jean-Paul Kress
		Name:	Jean-Paul Kress, M.D.
		Title:	CEO, Member of Management Board

	By:	/s/ Lucinda Crabtree
		Name:	Lucinda Crabtree, Ph.D.
		Title:	CFO, Member of Management Board